UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[May 30, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [May 30, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Fidelity International Limited’s holding in Metso decreased to 4.84 percent
(Helsinki, Finland, May 30, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about an increase in the holding of the Fidelity International Limited and its subsidiaries of the paid up share capital of Metso Corporation. On May 26, 2006, Fidelity International Limited and its subsidiaries owned a total of 6,849,245 Metso shares, which corresponds to 4.84 percent of the paid up share capital and voting rights of Metso Corporation. On the basis of the previous announcement, their holding was 5.12 percent on April 21, 2006.
According to the announcement of Fidelity International Limited, their holdings on May 26, 2006 were as follows:

FUND NAME	SHARES
FIJ IT EURO SMLLR COS OPN MTHR	18,200
FIDELITY EUROPEAN OPP FND 1992	220,600
FIFTEEN RE FIDELITY	162,100
FID FDS — EUROPEAN GROWTH POOL	3,270,099
FID FDS — NORDIC POOL	338,800
FID FDS — EURO BLUE CHIP POOL	972,565
FID FDS – EURO SMALLER CO POOL	342,200
EP MM CLAPP	57,600
STC INTL EQUITY FUND — ROW	28,500
SGE MM ROW	15,900
GEC 1972 PLN GLB EQTY FD — ROW	32,900
CHURCH COMM FOR ENGLAND — ROW	23,800
BRITISH ENERGY GEN GRP — ROW	13,500
IBM DENM SELECT — GLOBAL EX-US	6,200
ACCIDENT REHAB & CMP — GLB EX-US	49,200
IBM AUSTRIA GLOBAL EX US	3,200
AFP UNILEVER SCHWEIZ — GBL EX US	4,700
DEUTSCHE ARTZE — ROW	8,200
FMT_GL ROW	34,800
EAST SUSSEX CNTY COUNCIL — ROW	33,400
RAILWAYS PENS EQUITY — EUROPE	215,200
CHEVRON TEXACO UK PNS PL-ROW	16,800
AUSTRALIA — FUNDS SA	56,300
SAINT-GOBAIN UK PENSION SCHEME	39,300
SHELL AUSTRIA PENSIONSKASSE AG	9,400
DBI — FONDS DSPT- A1	31,700
NPC TRUST — ACTIVE 1 - ROW	7,600
BAYVK A1 FIDELITY	70,000
MV4 ACTIONS EURO	52,024

FUND NAME	SHARES
FF-INST EURO BLUE CHIP POOL	46,025
STICHTING BEDRIJF VOOR DE META	176,600
GM INVESTMENT TRUSTEES LTD	29,600
THE PENSIONS TRUST — GC	12,000
FIDELITY EUROPEAN PILOT FUND	916
VICTORIAN FUNDS MGMT CORP	19,000
GIC MM EUROPEAN EQ FUND — GC	14,600
FIDELITY EUROZONE EQ PILOT FD	1,970
A/C 16MSFSLE	69,000
FIDELITY EUROPEAN CYCL PLT FD	2,300
SPH — SELECT EUROPE	47,300
SPMS-SELECT EUROPE	31,100
FIDELITY SELECT GLOBAL EQ FUND	4,700
FID AUS EUROPE FUND	16,300
FID INSTL SELECT EUROPE EQ FD	30,900
UNILEVER PRG SMALL CAP EUROPE	12,800
BASF AG — EUROPEAN SMALL CAPS	43,200
MULTI STYLE MULT MGR EUR SM CP	34,400
STCHG BD V DE MT EN TCH BD ESC	39,100
CO-OPERATIVE GRP PENS – RW	19,800
GKN GROUP PENSION SCHEME – ROW	24,600
UNILEVER (SUPERANN) IRELAND – ROW	14,300
IBM IREL SEL GLBL EQUITIES ROW	1,700
IBM AUSTRIA SELECT GLBL EQ ROW	4,300
EUROPEAN EQUITY MKT NEUT LONG	17,946
TOTAL	6,849,245 SHARES
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Kati Renvall, Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3212
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.